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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                        Suburban Lodges of America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    864444104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 2, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP NO. 864444104
--------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Roger Feldman
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
         (SEE INSTRUCTIONS)                                              (B) [ ]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                      5      SOLE VOTING POWER

  NUMBER OF                  0
   SHARES           ------------------------------------------------------------
BENEFICIALLY          6      SHARED VOTING POWER
  OWNED BY
    EACH                     783,900
  REPORTING         ------------------------------------------------------------
   PERSON             7      SOLE DISPOSITIVE POWER
    WITH
                             0
                    ------------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             196,300
--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         783,900
--------------------------------------------------------------------------------
 10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         5.1%
--------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                         IN
--------------------------------------------------------------------------------

-----------------------
CUSIP NO. 864444104
--------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Harvey Hanerfeld
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
         (SEE INSTRUCTIONS)                                              (B) [ ]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                      5      SOLE VOTING POWER

  NUMBER OF                  0
   SHARES           ------------------------------------------------------------
BENEFICIALLY          6      SHARED VOTING POWER
  OWNED BY
    EACH                     783,900
  REPORTING         ------------------------------------------------------------
   PERSON             7      SOLE DISPOSITIVE POWER
    WITH
                             0
                    ------------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             196,300
--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         783,900
--------------------------------------------------------------------------------
 10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         5.1%
--------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                         IN
--------------------------------------------------------------------------------

Item 1.  (a)  Name of Issuer:

              Suburban Lodges of America, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

              300 Galleria Parkway, Suite 1200
              Atlanta, Georgia 30339

Item 2. (a)(b)(c)Name of Person Filing; Address of Principal Business Office or, if none Residence; Citizenship:

              This Schedule 13G is being filed on behalf of Roger Feldman, a United States citizen, and Harvey Hanerfeld, a United States citizen (the "Reporting Persons"). The address of each of the Reporting Persons is 700 Eleventh Street N.W., Suite 640, Washington D.C. 20001.

         (d)  Title of Class of Securities:

              Common Stock

         (e)  CUSIP Number:

              864444104

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

         (a)[ ] Broker or Dealer registered under Section 15 of the Act
         (b)[ ] Bank as defined in section 3(a)(6) of the Act
         (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act
         (d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940
         (e)[ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
         (f)[ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)
         (g)[ ] A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G)
         (h)[ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
         (i)[ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
         (j)[ ]Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4.  Ownership:

         (a)  Amount Beneficially Owned: 783,900

         (b)  Percent of Class:

              The shares beneficially owned by the Reporting Persons constitute 5.1% of the outstanding shares of Common Stock. This percentage was calculated based upon the number of outstanding shares of Common Stock reported in the Issuer's Quarterly Report on
              Form 10-Q filed with the Securities and Exchange Commission on August 16, 1999 and does not reflect certain stock repurchases made by the Issuer since that date.

         (c)  Number of Shares as to which such person has:

              (i)   sole power to vote or direct the vote - 0

              (ii)  shared power to vote or direct the vote -*

              (iii) sole power to dispose or direct the disposition of - 0

              (iv)  shared power to dispose or direct the disposition of -*

         * See Attachment A

Item 5.  Ownership of Five Percent or Less of a Class:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

         N/A

Item 8.  Identification and Classification of Members of the Group

         N/A

Item 9.  Notice of Dissolution of Group

         N/A

Item 10. Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ Roger Feldman
                                       -----------------
                                       Roger Feldman


                                       /s/ Harvey Hanerfeld
                                       --------------------
                                       Harvey Hanerfeld


Dated:  November 2, 1999

                                  ATTACHMENT A

         As of November 2, 1999, Roger Feldman and Harvey Hanerfeld are each the beneficial owner of 783,900 shares of Common Stock, constituting 5.1% of the issued and outstanding shares of Common Stock. As sole voting members of West Creek Partners GP, LLC, a Delaware limited liability company and the general partner of West Creek Partners Fund L.P., a Delaware limited partnership (the "Fund"), Mr. Feldman and Mr. Hanerfeld may be deemed to have the shared power to direct the voting and disposition of the 196,300 shares of Common Stock owned by the Fund. As voting members of Cumberland Investment Partners, L.L.C., a Delaware limited liability company ("Cumberland"), Mr. Feldman and Mr. Hanerfeld may be deemed to have the shared power to direct the vote of the 587,600 shares of Common Stock owned by Cumberland.

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Suburban Lodges of America, Inc., and that this Agreement be included as an attachment to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 2nd day of November, 1999.


                                       /s/ Roger Feldman
                                       -----------------
                                       Roger Feldman


                                       /s/ Harvey Hanerfeld
                                       --------------------
                                       Harvey Hanerfeld

              [Letterhead of Swidler Berlin Shereff Friedman, LLP]




                                                   November 8, 1999

VIA EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

     Re:  Suburban Lodges of America, Inc. (the "Company")
          ------------------------------------------------

Commissioners:

     On behalf of our clients, Roger Feldman and Harvey Hanerfeld, we hereby transmit electronically for filing, in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, a statement on Schedule 13G relating to the Company (the "Statement").

     Pursuant to Rule 13d-2, a copy of the Statement has been sent by certified mail to the Company at its principal executive office.

     If you have any questions concerning the Statement, kindly telephone the undersigned at (212) 891-9379.

                                       Very truly yours,


                                       /s/ Scott M. Zimmerman
                                       ----------------------
                                       Scott M. Zimmerman


Encls.

cc:  Suburban Lodges of America, Inc.
     Roger Feldman
     Harvey Hanerfeld